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                                               Filed by Enron Corp.
                                               Pursuant to Rule 425 under the
                                               Securities Act of 1933 and
                                               deemed filed pursuant to Rule
                                               14a-12 under the Securities
                                               Exchange Act of 1934

                                               Subject Company: Enron Corp.

                                               Commission File Number: 001-13159

[ENRON LOGO]                                   [ENRON LETTERHEAD]


                                               NEWS RELEASE

                                               Karen Denne
                                               (713) 853-9757


ENRON ANNOUNCES PROGRESS IN EFFORTS TO BOOST LIQUIDITY;
REAFFIRMS COMMITMENT TO MERGER WITH DYNEGY; WORKING WITH
MAJOR LENDERS TO RESTRUCTURE DEBT OBLIGATIONS

FOR IMMEDIATE RELEASE:  Wednesday, Nov. 21, 2001

         HOUSTON - Enron Corp. (NYSE:ENE) announced today that it has closed on the remaining $450 million of a previously announced $1 billion in secured credit lines from JP Morgan, the investment-banking arm of JP Morgan Chase & Co., and Salomon Smith Barney, the investment-banking arm of Citigroup Inc. The $450 million credit facility is secured by the assets of Enron's Northern Natural Gas Company. A $550 million credit facility, secured by the assets of Enron's Transwestern Pipeline Company, closed on Nov. 16. Proceeds are being used to supplement short-term liquidity and to refinance maturing obligations.

         Enron also reaffirmed today its commitment to the merger with Dynegy Inc. "We continue to believe that this merger is in the best interests of our shareholders, employees, and lenders," said Kenneth L. Lay, chairman and CEO of Enron. "It offers the opportunity to create a formidable player in the merchant energy business with substantial growth prospects and a strong financial position."

         Enron also announced that it is in active discussions with its primary lenders on a restructuring of its debt obligations to further enhance liquidity. "We have been in continuous contact with our banks and believe we can identify a mutually beneficial restructuring to enhance our cash position, strengthen our balance sheet and address upcoming maturities," said Jeffrey McMahon, executive vice president and chief financial officer of Enron. "For example, we have been informed by the lead bank on the facility that the maturity on our $690 million note payable obligation, disclosed on Nov. 19 in a Form 10-Q filed with the Securities and Exchange Commission, will be extended to mid-December, providing the time necessary to restructure the facility. We expect that extension to be formalized shortly."


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         "We believe the interests of JP Morgan and Enron's other primary lenders are aligned in this restructuring effort," said James B. Lee, vice chairman of JP Morgan Chase & Co. "We will work with Enron and its other primary lenders to develop a plan to strengthen Enron's financial position up to and through its merger with Dynegy."

         Enron is one of the world's leading energy, commodities and services companies. The company markets electricity and natural gas, delivers energy and other physical commodities, and provides financial and risk management services to customers around the world. Enron's Internet address is www.enron.com. The stock is traded under the ticker symbol "ENE."


This press release includes forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although Enron believes that its expectations are based on reasonable assumptions, it can give no assurance that its goals will be achieved. Important factors that could cause actual results to differ materially from those in the forward looking statements herein include Enron's ability to restructure scheduled maturities of debt; success in marketing natural gas and power to wholesale customers; and conditions of the capital markets and equity markets during the periods covered by the forward looking statements.

In connection with the proposed transactions, Dynegy and Enron will file a joint proxy statement/prospectus with the Securities and Exchange Commission. Investors and security holders are urged to carefully read the joint proxy statement/prospectus regarding the proposed transactions when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents containing information about Dynegy and Enron, without charge, at the SEC's web site at www.sec.gov. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus may also be obtained for free by directing a request to either: Investor Relations, Dynegy Inc., 1000 Louisiana, Suite 5800, Houston, TX 77002, Phone: (713) 507-6466, Fax: (713) 767-6652; or
Investor Relations, Enron Corp., Enron Building, 1400 Smith Street, Houston, TX 77002, Phone: (713) 853-3956, Fax: (713) 646-3302.

In addition, the identity of the persons who, under SEC rules, may be considered "participants in the solicitation" of Dynegy and Enron shareholders in connection with the proposed transactions, and any description of their direct or indirect interests, by security holdings or otherwise, are available in an SEC filing under Schedule 14A made by each of Dynegy and Enron.


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